EXHIBIT 28

FOR IMMEDIATE RELEASE:

                                                                                                                                                                                          NEWS
November 16, 2000                                                                                                                                                                                 Nasdaq National Market/AVRT
                                                                                                                                                                                                                      http://www.avert.com

AVERT, INC. INVESTS $1 MILLION IN eSCREEN, INC. TO REACH
SMALL BUSINESSES WITH NATIONWIDE DRUG TESTING

FORT COLLINS, Colorado – Avert, Inc. (Nasdaq National Market/AVRT) announced today that it has invested $1 million into eScreen, Inc. to support the accelerated development of their unique drug testing product, and to rollout a new combined hiring solution that will integrate eScreen testing with Avert. As part of this investment, Dean Suposs, President and CEO of Avert, has become a member of the eScreen board of directors. The $1 million is convertible to eScreen stock at the option of Avert.

Avert and eScreen have agreed to develop and distribute an exclusive product offering which combines the best of Internet-based background checking with rapid Internet-based drug testing. This unique product combination will be offered on an integrated platform allowing for seamless ordering and applicant results reporting and management.

In the United States, it is estimated that more than 50 million drug screens are performed each year, through which employers and clinics receive results from laboratories via fax or printer in two to three business days. Roughly 4 percent to 10 percent of all drug screen results are tested positive, creating a significant productivity and hiring problem since most companies wait for the final result before putting new hires on the job. eScreen aims to provide a point-of-care screening solution that will allow for significant gains in the time it takes to receive a negative result. “Avert has researched countless drug testing companies over the past two years and believes eScreen is one of the few companies that provides a simple, high quality solution that can be offered to small to medium-sized businesses,” says Suposs.

American businesses spend over $2 billion in drug testing each year, yet the small to medium size business is largely un-served. According to a Substance Abuse and Mental Health Services (SAMHSA) survey 68 percent of workers in large-sized businesses are subject to drug testing. In contrast the SAMHSA survey showed that only 22.5 percent of workers in small-sized businesses are subject to drug testing. These facts illustrate the substantial marketing opportunity that exists for drug testing in the small business market. The Avert/eScreen agreement involves an aggressive development schedule that will create a unique platform aimed directly at small business. This Internet based platform will be released early next year and will market drug testing and background checking through Avert’s small business channel and through eScreen’s channel of occupational health clinics nationwide.

Rick Smith, President of eScreen, explains, “eScreen plans on having 500 clinics operational with the new eScreen test during the first quarter of next year. We will expand the tests to 1700 clinics by the end of 2001. Our overall goal is to offer eScreen drug tests to 3000 clinics by the end of 2002. This means that by the end of 2002, 90 percent of small to medium-sized businesses nationwide will be within a 10 mile radius of an occupational health clinic that offers eScreen drug tests.”

In this joint marketing effort, Avert will use its resources to distribute a new rapid screening solution that integrates the new drug tests with Avert’s background checking solutions to its’ current small business customers. eScreen will compliment this effort by offering the product to its’ occupational health clinics nationwide. Suposs says, “I feel the eScreen drug testing product will integrate very well with our current employment products. I expect our current customers, in addition to the over 300 new small business we sign up every month, will be very receptive to this new product. The convenience of this combination of products will help smaller companies to better manage their applicants in an age where it is difficult to find quality staffing.”

“This is an excellent partnership that will provide a combination of great small business employment solutions. It is exciting to be able to offer a complete pre-employment service to our occupational health clinics in addition to our quick and cost effective drug tests,” says Smith.

About Avert, Inc.

Avert, Inc. provides human resource solutions, including employment screening, to over 12,000 clients nationwide. Combining innovative Internet technology and more than a decade of experience, Avert offers clients fast turnaround, current data and competitive pricing on products including criminal court records, driving records, reference checks and much more. Avert also offers certified HR support for post- and pre-hire employment issues. Visit our headquarters at www.avert.com.

About eScreen, Inc.

eScreen, Inc. develops, manufactures and markets employment screening products, healthcare point-of-care products, and software for significant unmet productivity gains in hiring and maintaining efficient workforces. eScreen deploys proprietary technology to occupational health clinics nationwide, creating an electronic/web enabled preferred network for businesses seeking easier access to data, quicker drug test results, and paperless transactions. eScreen currently processes over 3 million healthcare and corporate data transactions a year through EOHN (eScreen Occupational Health Network). The company has headquarters in Overland Park, KS and Los Angeles, California and is a privately held company.

CONTACT: Katherine Link - 800.367.5933 x 217 or link@avert.com

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